UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 22, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TO THE NATIONAL SECURITIES MARKET COMMISSION

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the applicable securities market regulations, hereby discloses the following:

MATERIAL FACT

In its ordinary meeting held on November 22, 2011, BBVA’s Board of Directors resolved, by virtue of the powers conferred by the General Shareholders’ Meeting of March 14, 2008, to issue bonds mandatorily convertible into BBVA ordinary shares (hereinafter, the “Bonds” or the “Mandatory Convertible Subordinated
Bonds”) in an amount of three thousand four hundred and seventy five million euros (3,475,000,000€) with exclusion of the preemptive subscription right (the
“Issue”).

BBVA has submitted the securities prospectus for the Issue for consideration by the National Securities Market Commission (CNMV). The prospectus is still pending CNMV’s approval.

The Issue shall be made exclusively to the holders of Series A, B, C and D preferred shares issued by BBVA Capital Finance, S.A. Unipersonal and Series F
preferred shares issued by BBVA International Limited, all of which are guaranteed by BBVA, who accept the offer to purchase preferred shares formulated by BBVA, as guarantor of said preferred shares, at 100% of their nominal or effective value. Therefore, the holders of preferred shares who accept the purchase offer formulated by BBVA shall undertake to subscribe, unconditionally and irrevocably, a nominal amount of Mandatorily Convertible Subordinated Bonds equal to the aggregate nominal or effective amount of preferred shares held by such holders ultimately purchased by BBVA.

Series A, B, C and D issued by BBVA Capital Finance, S.A. Unipersonal and Series
F issued by BBVA International Limited have the ISIN codes ES0114224001,
ES0114224027, ES0114224043, ES0114224050 and KYG090001119, respectively.

The offer to purchase preferred shares and the subscription of the Bonds shall be completed once the Issue securities prospectus, which, according to the applicable regulations, shall include a detailed description of the nature and characteristics of the Issue, has been approved and registered by the CNMV.

The Bonds shall be issued at their par value, hence, at one hundred per cent of the nominal value of the Bonds, which amounts to 100 Euros. Accordingly, up to thirty four million seven hundred and fifty thousand (34,750,000) Bonds will be issued.

The remuneration shall be established in the range of 6,5% annual rate on the nominal of the Bonds. Such matter shall be ultimately determined in the securities prospectus of the Issue, together with the rest of the terms and conditions of the Issue.

The conversion events, the conversion equation and the procedure for conversion of the Bonds shall be determined pursuant to the terms and conditions set forth in the relevant Issue securities prospectus, pending for approval by the CNMV.
In particular, the conversion will be referred to the market price of BBVA’s shares in each moment, in accordance with the terms and conditions to be finally determined.

Notwithstanding the ability of the Issuer to convert the Bonds in any date of payment of the Remuneration, a mandatory conversion into newly issued ordinary shares of BBVA of 50% of the nominal value of the outstanding Bonds on June 30,
2012 is envisaged to occur on such date.  Total conversion of the Issue shall occur on June 30, 2013.

Ernst & Young, S.L., as financial auditor, other than BBVA’s auditor, will issue the report required under articles 414, 417 and 511 of the Spanish Companies Law about the bases and events of conversion, which will include a technical evaluation about the reasonableness of the data contained in the directors’
report and the appropriateness of the conversion equation and, as the case may be, about the adjustment formulas to offset any eventual dilution of the economic participation of the shareholders.

Madrid, November 22, 2011

This announcement is not a prospectus and the investors to which the offer is directed shall not subscribe mandatorily convertible subordinated bonds of BBVA to which this disclosure  of a Material Fact refers, except on the basis of the information contained in the Securities Prospectus of the Issue, pending registration with the Spanish National Securities Market Commission.
This communication of Material Fact does not constitute an offer to sell or a solicitation of an offer to subscribe the mandatorily convertible subordinated bonds of BBVA, in any jurisdiction in which such offer or solicitation would be deemed illegal or, as the case may be, until the requirements applicable for those purposes have been complied with.
The distribution of this communication of Material Fact in jurisdictions other than Spain, may be restricted by the applicable legislation. Any individuals having access to this disclosure shall request advice as to any such restrictions and shall abide by them. Any breach of the aforementioned limitations shall constitute a breach of the securities markets regulations in the referred jurisdictions.
This disclosure does not constitute an offer of securities in the United States of America, the United Kingdom, Mexico or any other jurisdiction and the securities shall not be offered or sold in the United States of America, the
United Kingdom, Mexico or any other jurisdiction without prior registration or the exemption from registration of the offer under the relevant legislation of said jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 11/22/2011	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative